  Exhibit 99.1

PRESS RELEASE

APRIL 3, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES GOLD STREAM ACQUISITION ON RELIEF CANYON AS PART OF US$42.5 MILLION FINANCING PACKAGE WITH AMERICAS SILVER

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to announce that the Company has entered into an US$42.5 million financing package with Americas Silver Corporation (“Americas Silver”) that includes a US$25 million gold stream and royalty on the Relief Canyon Project in Nevada, USA (“Relief Canyon” or the “Project”), as well as a US$10 million convertible debenture, and a US$7.5 million equity subscription.

ACQUISITION HIGHLIGHTS

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Near-Term Cash Flow: Americas Silver expects Relief Canyon to pour gold by the end of 2019 with average annual production of 91,000 ounces of gold at an all-in-sustaining cost of US$801 per ounce.

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Precious Metal Stream with Fixed Deliveries: Sandstorm will receive 32,022 ounces of gold over 5.5 years, followed by a 4.0% precious metals stream thereafter. This is expected to increase the Company’s attributable gold equivalent ounces1 by 7% in 2020 and 9% in 2021.

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Exploration Upside: Relief Canyon has a large prospective land package that is relatively underexplored. Sandstorm’s royalty covers the full property area surrounding the mine site.

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Safe Jurisdiction: Relief Canyon is located in Nevada, USA, one of the world’s best mining jurisdictions. Americas Silver has mining and processing permits in place to start operations at the Relief Canyon mine.

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STREAM AND ROYALTY TERMS

Figure 1: Relief Canyon Claim Map

In exchange for US$25 million, Sandstorm will receive 32,022 ounces of gold over 5.5 years followed by 4.0% of the gold and silver production from the Relief Canyon Mine. Sandstorm will also have a 1.4% - 2.8% net smelter returns royalty on the area surrounding the Relief Canyon Mine, plus a four kilometre area of interest (the “NSR Royalty”).

The 32,022 ounces of fixed gold deliveries will begin on April 3, 2020 and be delivered over a period of 5.5 years (the “Delivery Period”). If the first gold pour at Relief Canyon has not occurred by April 3, 2020, the Delivery Period will begin on the earlier of i) the first gold pour at Relief Canyon, and ii) October 3, 2020. During the first 60 months of the Delivery Period, Sandstorm will receive 492 ounces of gold per month, decreasing to 417 ounces of gold during the last 6 months of the Delivery Period.

Beginning 60 months after the commencement of the Delivery Period, Sandstorm will receive 4.0% of the gold and silver produced at the Relief Canyon Mine for the life of the mine (the “4.0% Stream”) and will pay Americas Silver 30% - 65% of the spot price of gold and silver for each ounce of gold and silver delivered (the “Ongoing Payment”). The Ongoing Payment percentage varies by concession and is calculated based on the pre-existing royalty burden.

Americas Silver may elect to reduce the 4.0% Stream and NSR Royalty on the Relief Canyon property by delivering 4,000 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Silver at any time. The number of gold ounces required to exercise the option increases by 10% per year, compounded annually. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR Royalty will decrease to 1.0%.

The drawdown of the US$25 million will occur alongside the Relief Canyon construction schedule.

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CONVERTIBLE DEBENTURE AND EQUITY TERMS

The US$10 million convertible debenture bears an interest rate of 6% per annum and has a term of four years (the “Debenture”). Sandstorm has the right to convert principal and interest owing under the Debenture into common shares of Americas Silver, at any time prior to the maturity date, at a conversion price US$2.14 per Americas Silver share.

Sandstorm has agreed to subscribe for 4,784,689 shares of Americas Silver at C$2.09/share (the “Equity Financing”).

ABOUT RELIEF CANYON

Overview

The Relief Canyon project is a past producing open pit mine located in Nevada, USA at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine. Proven and Probable Reserves as of May 2018 totaled 27.5 Mt of 0.72 g/t gold material for 635,000 contained gold ounces (based on 0.17 g/t COG, Technical Report dated May 24, 2018 by Tietz,P., et al., MDA).

A Feasibility Study that was released in May 2018 outlined average annual production of 91,000 ounces of gold over a 5.6 year mine life at an average all-in-sustaining-cost of US$801 per ounce of gold. There is significant exploration potential at Relief Canyon, as only approximately 20% of the 11,700 hectare land package has been explored to date.

Americas Silver has received permits to start construction and resume mining and Relief Canyon is expected to pour gold by the end of 2019. Infrastructure on site includes access to power and water as well as a 21,500 ton per day heap-leach processing facility that is fully permitted and constructed.

SANDSTORM FILES EARLY WARNING REPORT

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm is announcing the acquisition of an aggregate of 3,553,500 common shares (the “Entrée Acquired Shares”) of Entrée Resources Ltd. (“Entrée”), representing approximately 2% of the outstanding common shares of Entrée (the “Entrée Shares”).

Prior to the acquisition of the Entrée Acquired Shares, Sandstorm held 25,090,380 Entrée Shares and warrants to purchase an additional 457,317 Entrée Shares (“Entrée Warrants”), representing approximately 14.4% of the outstanding Entrée Shares on a non-diluted basis. Assuming the exercise of all 457,317 Entrée Warrants held by the Company, the Company would have previously held an aggregate of 25,547,697 Entrée Shares, representing approximately 14.6% of the outstanding Entrée Shares (on a partially diluted basis). Upon completion of the acquisition of the Entrée Acquired Shares, an aggregate 28,643,880 Entrée Shares are now owned directly by Sandstorm, representing approximately 16.4% of the outstanding Entrée Shares. Assuming the exercise of the Company´s 457,317 Entrée Warrants, the Company would then hold 29,101,197 Entrée Shares, representing approximately 16.6% of the outstanding Entrée Shares (on a partially diluted basis).

The Entrée Acquired Shares were acquired by Sandstorm on the open market over the facilities of the Toronto Stock Exchange and other published markets for the Entrée Shares at prices ranging from C$0.49 to C$0.55 per Entrée Acquired Share. The acquisition of the Entrée Acquired Shares by Sandstorm was effected for investment purposes. Sandstorm may from time to time acquire additional securities of Entrée, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

The early warning report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Entrée’s SEDAR profile at www.sedar.com.

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Note 1
Sandstorm has included a performance measure in this press release that does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). As Sandstorm’s operations are primarily focused on precious metals, the Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate this measure differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS. The presentation of this measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity revenue for the period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. Note these figures have not been audited and are subject to change.

QP QualifiedPerson
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM FORGAARD
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

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